Via EDGAR

September 10, 2021

Attention:	Folake Ayoola Jan Woo

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	7 Acquisition Corporation Draft Registration Statement on Form S-1 Submitted April 5, 2021 CIK No. 0001850699

Ladies and Gentlemen:

Set forth below is the response of 7 Acquisition Corporation (referred to herein as “we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 23, 2021, with respect to the above-referenced Draft Registration Statement on Form S-1.

Concurrently with the submission of this letter, we are confidentially submitting an amendment to the Registration Statement on Form S-1 (the “Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to the Amended Registration Statement unless otherwise specified.

S-1

Risk Factors
“We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you,” page 61

1.	Revise this risk factor to highlight that the trading price of $10.00 is less than the exercise price of the warrants ($11.50) and may result in investors having to exercise the warrants at a time when they are out-of-the-money or receive nominal consideration from the company for them. In addition, revise your description of the warrants under “Description of Securities” to explain the purpose of the warrant redemption feature when your stock is trading at your IPO price versus your reasons for the redemption feature when your stock is trading at $18 per share.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 62, 148, 150 and 151 of the Amended Registration Statement to address the Staff’s comment.

2

“The grant of registration rights to our sponsor may make it more difficult to complete our initial business combination,” page 64

2.	Revise this risk factor to make clear that the founder shares may become transferable earlier than one year following a business combination if the company’s shares trade for a relatively small premium ($12.00) to your initial public offering price ($10.00) thereby enhancing the potential dilution to your public shareholders.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 64 and 65 of the Amended Registration Statement to address the Staff’s comment.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Christian O. Nagler or Lisa Zhang of Kirkland & Ellis LLP at (212) 446-4660 or (212) 909-3007.

Very truly yours,

7 Acquisition Corporation

By:	/s/ Aren LeeKong
Name: Aren LeeKong
Title: Chief Executive Officer

Enclosures

cc:	Christian O. Nagler
Lisa Zhang
Kirkland & Ellis LLP